[Synovus Financial Corp. Logo]

THOMAS J. PRESCOTT
Executive Vice President
and Chief Financial Officer

October 17, 2005

Mr. John P. Nolan

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, DC 20549

RE:	Synovus Financial Corp.
Form 10-K for the Fiscal Year ended December 31, 2004
Forms 10-Q for Fiscal Quarters ended
March 31, 2005 and June 30, 2005
File No. 1-10312

Dear Mr. Nolan:

This letter is written in response to your comment letter dated October 6, 2005 with respect to Synovus Financial Corp.’s (Synovus) Annual Report on Form 10-K for the year ended December 31, 2004 and Synovus’ Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005.

Set forth below is our response to the items included in your comment letter.

Form 10-K for the year ended December 31, 2004

Exhibit 99.1 – Financial Appendix to the Proxy Statement

Consolidated Financial Statements

Mr. John P. Nolan

Securities and Exchange Commission

October 17, 2005

Consolidated Statements of Cash Flows, page F-5

1. We note your response to our prior comment 1. It appears net loan charge-offs, changes in prepaid and miscellaneous assets, changes in other accrued liabilities, and accrued salaries and employee benefits significantly impacted your net cash provided by operating activities for the year ended December 31, 2004. In future filings, please present, in a separate line item, the more significant components of your cash flows from other operating activities.

In future filings Synovus will present, in a separate line item, the more significant components of cash flows from other operating activities.

We will ensure that future filings contain the disclosures as noted in this response as well as the response dated September 20, 2005.

Sincerely,

/s/Thomas J. Prescott

Thomas J. Prescott

Executive Vice President and Chief Financial Officer

Cc:  Richard Anthony

Lisa Haynes